Carlos Ramirez +1 858 550 6157 cramirez@cooley.com	By EDGAR

June 7, 2024

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sasha Parikh, Lynn Dicker, Lauren Hamill and Jason Drory

Re:	Artiva Biotherapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted May 3, 2024
CIK No. 0001817241

Ladies and Gentlemen:

On behalf of Artiva Biotherapeutics, Inc. (the “Company”), we submit this letter in response to the comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 30, 2024 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on May 3, 2024 (the “DRS”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 1”). In addition to addressing the Comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosures in DRS Amendment No. 1.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the DRS Amendment No. 1. Capitalized terms used in this response letter but not otherwise defined herein have the meanings set forth in the DRS Amendment No. 1.

Draft Registration Statement on Form S-1 submitted May 3, 2024

Cover Page

1.

We note your disclosure on page 70 that there will be a concentration of ownership post offering, such that certain stockholders will have the ability to control or significantly influence all matters submitted to stockholders for approval. Please tell us whether you will be considered a “controlled company” within the meaning of Nasdaq listing standards post-offering. If so:

•

Provide appropriate disclosure of your controlled company status on the prospectus cover page and revise the prospectus where appropriate throughout to indicate that you will be a “controlled company” and the implications of such status, including whether you plan to utilize any of the exemptions available to you.

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June 7, 2024

Page Two

•

Also revise the Prospectus Summary to address the risks of being a shareholder in a controlled company, and include information regarding the controlling shareholders and their ability to impact your company and its stated business strategies.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will not be a “controlled company” under Nasdaq Listing Rule 5615(c) following the offering, as no individual, “group” (as defined under Nasdaq Listing Rule 5615(c)), or other company will hold more than 50% of the voting power for the election of the Company’s directors following the offering.

Overview, page 1

2.

We note your statement that you are developing “allogeneic, off-the-shelf, natural killer (NK) cell-based therapies.” Please revise your disclosure here to clarify, at first use, what you mean by “allogeneic” and “off-the-shelf.”

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 1, 89 and 111 of DRS Amendment No. 1.

3.

We refer to your statements on pages 1,108, and 113 that you believe your “critical first mover advances, supported by [y]our rapid and strategic execution, will solidify [y]our leadership in multiple autoimmune diseases with high unmet need.” Please balance your disclosure by clarifying that the receipt of INDs or FDA designations does not guarantee that a product candidate will successfully complete the regulatory approval process and highlight that Artiva has yet to develop an approved product. In addition, please clarify what you mean when you state your first mover advances are supported by “rapid and strategic execution.”

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 1, 111, 113 and 117 of DRS Amendment No. 1.

4.

We note that your lead product candidate, AlloNK, is being investigated in a basket investigator-initiated trial (IIT) in multiple autoimmune indications. Please expand your disclosure here and throughout as appropriate to:

•	Briefly clarify the nature of a basket trial;

•	Identify the investigator(s) in the IIT; and

•	Explain how an IIT differs from a trial sponsored by your company, and your role/responsibility, if any, in “supporting” the IIT.

In addition, in an appropriate place in the Business section, please describe the material terms of any agreement(s) with the investigator(s) so that investors understand the nature of your rights or obligations in relation to the IIT. File the agreements as exhibits to your registration statement if required by Item 601 of Regulation S-K, or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 4, 113, 117, 118, 127, 130 and 131 of DRS Amendment No. 1. Furthermore, the Company respectfully advises the Staff that the Company does not believe that the Institution-Initiated and Sponsored Clinical Trial Agreement (the “Agreement”) with the Integral Rheumatology & Immunology Specialists is a material contract that would be required to be filed pursuant to Item 601 of Regulation S-K. In reaching this conclusion, the Company determined the

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June 7, 2024

Page Three

Agreement was made in the ordinary course of its business and does not fall within any of the exceptions set forth in Item 601(b)(10) of Regulation S-K. It is very common for companies in the biopharmaceutical industry to rely on third parties to help conduct clinical trials, including investigator-initiated trials. The Agreement is of the type that ordinarily accompanies the kind of business conducted by the Company, none of which the Company is substantially dependent upon and the financial terms of the Agreement is immaterial in amount and significance to the Company’s financial condition. In addition, the Agreement does not contain any exclusive licenses or contain any milestone or royalty obligations. For these reasons, the Company has determined that the Agreement is not a material contract and does not meet any of the criteria that would require the Company to file the Agreement under Item 601(b)(10) of Regulation S-K.

B-Cell Driven Autoimmune Disease Background, Prevalence and Unmet Need, page 2

5.

Please revise your disclosure throughout your prospectus to remove or revise statements that state, conclude, or imply the safety or efficacy of your product candidates or treatment approach, as determinations of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies. You may provide a summary of the objective observations from your trials without stating your conclusions or predictions. Please refer to the following non-exhaustive list by way of example only.

•

“Autoimmune disease treatment approach validated through scientific publications and our ongoing clinical trial” (pages 4 and 112). In this regard, we note that your approach to the development of NK cell-based product candidates for the treatment of any disease is unproven, your products are in an early development stage, and you may not succeed in demonstrating efficacy and safety for any product candidates in clinical trials.

•

“Conversely, safety data results for AlloNK in combination with rituximab, as of April 8, 2024, have demonstrated the ability of AlloNK to be administered and managed in an outpatient setting, with limited risk of required hospitalization.” (pages 2, 109, and 114).

•	“Once safety is determined, AlloNK will be given at four billion total cells per dose...” (page 124).

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 2, 5, 112, 115, 118 and 129 of DRS Amendment No. 1.

6.	Please revise to explain the basis for assuming a treatment regimen of six billion AlloNK cells total per patient or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 2, 4, 112, 114, 116, 118, 126, 127 and 138 of DRS Amendment No. 1.

AlloNK Overview, page 3

7.

You disclose that AlloNK in combination with rituximab or obinutuzumab for patients with class III or IV LN has been granted Fast Track designation by the FDA, as has AlloNK for intravenous (IV) infusion in combination with rituximab for the treatment of relapsed or refractory B-NHL. Please expand your disclosure here and elsewhere as appropriate to explicitly state that Fast Track designation does not guarantee a faster development process, regulatory review, or approval as compared to the conventional FDA review process.

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June 7, 2024

Page Four

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 1, 4, 41, 111, 113, 117 and 127 of DRS Amendment No. 1.

Manufacturing Capabilities, page 4

8.

We note statements here and throughout the registration statement that your proprietary manufacturing process is designed to allow for the production of NK cell therapy candidates at a “massive scale,” that the scalability of your process creates potential to expand treatment access “to the hundreds of thousands of autoimmune patients,” that AlloNK can be manufactured at scale, or that your processes “allow for scalable and cost effective AlloNK production.” Throughout, please revise to qualify these and any similar statements. In this regard we contrast certain of your other disclosures that:

•	the manufacture of cell therapy products is novel and complex;

•	the manufacturing processes for certain of your CAR-NK cell product candidates have not been tested at full scale;

•	you have not yet demonstrated an ability to manufacture product at a commercial scale; and

•	your cost of goods production is at an early stage.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 2, 4, 5, 112, 114, 116, 118 and 126 of DRS Amendment No. 1.

Capitalization, page 84

9.

Please revise to incorporate the SAFE liability as part of your capitalization and include bold double lines under the cash, cash equivalents and short-term investments amounts to clearly distinguish them from your capitalization.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 84 of DRS Amendment No. 1.

Merck Exclusive License and Collaboration Agreement, page 93

10.

Please revise your disclosure to clarify who terminated the Merck Collaboration Agreement in October 2023, describe the material terms of the termination and clarify the status of the programs that were under development or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 94, F-21, F-30, F-47 and F-53 of DRS Amendment No. 1. Furthermore, the Company respectfully advises the Staff that the terms of termination for the Merck Collaboration Agreement are not considered to be material due to the fact that the programs that were being developed under the Merck Collaboration Agreement were not material to the Company and the termination did not result in any material post-termination obligations.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation Expense

Common Stock Valuation, page 105

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Page Five

11.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response: The Company acknowledges the Staff’s comment and undertakes that, once an estimated offering price is available, it will provide the Staff with a supplemental letter containing the fair value underlying its equity issuances and an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price, if any.

Business, page 108

12.

Throughout this section where appropriate, please revise your discussion of the clinical trials of your material product candidates that you have conducted, are currently conducting, or plan to conduct to disclose the primary and secondary endpoints of such trials, as well as the results as they relate to those endpoints.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 128, 129, 133 and 134 of DRS Amendment No. 1.

13.

We note that you discuss preclinical trials in this section without providing proper context for your observations. For each material pre-clinical trial discussed, please briefly describe how the tests were conducted, the number of animal models used, the number of tests conducted, the range of results or effects observed in these tests and how such results were measured.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 129 and 131 of DRS Amendment No. 1 with respect to each material preclinical study.

Our Strengths, page 112

14.

We note that your disclosures in this section and elsewhere throughout reference terms such as “overall response rate,” “complete response”, “partial response,” “ongoing response,” “durable response,” “stable disease” and “progressive disease.” Please revise to explain the meaning of these terms and how responses were measured.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 115, 116, 120, 122, 124 and 131 of DRS Amendment No. 1.

Clinical Responses in B-NHL, page 119

15.

Your clinical trial results or your product candidate’s performance in such trials should not be compared to alternative trials and technologies unless head to head studies were conducted. In this regard, please remove the third paragraph in this section referencing the JULIET, ZUMA-1, and TRANSCEND trials of auto CAR-T cell therapies in B-cell lymphoma patients, as the inclusion of this information appears to assume or imply that AlloNK is more effective than other products. Similarly, please remove the following statement from your discussion of drug-related hospitalization days following dosing of AlloNK on page 121: “In the study of CD19 auto-CAR-T led by Schett, ten days mandatory hospitalization was required for all patients.”

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June 7, 2024

Page Six

Response: In response to the Staff’s comment, the Company has removed the disclosures as requested in the DRS Amendment No. 1.

AlloNK Patient Journey, page 120

16.

Please revise the graphic on page 121 and any other tables or graphics throughout your filing to ensure that the text in each, including subscript or other notations, are clearly legible without need for magnification.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 124, 125, 128, 129 and 133 of DRS Amendment No. 1.

AlloNK, page 122

17.

You state that you have completed enrollment in your Phase 1/2 trial exploring AlloNK in patients with relapsed or refractory B-NHL, and that you have deprioritized further development of AlloNK in B-NHL but will continue to follow patients to assess duration of responses. Please revise to explain the reason(s) for this deprioritization or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 127 of DRS Amendment No. 1.

Preliminary Safety Data, page 127

18.	Please revise this section to describe all serious adverse events that occurred in your clinical trials and quantify the number of occurrences, if any.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 133 and 134 of DRS Amendment No. 1.

Intellectual Property, page 133

19.

In relation to the company’s material patents, please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the jurisdiction, including any foreign jurisdiction, of each material pending or issued patent.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 141 and 142 of DRS Amendment No. 1.

Collaboration and License Agreements, page 135

20.

We note your disclosure that the Core Agreement and the AB-101, AB-201 and AB-205 license agreements will remain in effect until the expiration of the last-to-expire royalty term. For each agreement, please revise to clarify when the patents underlying the royalty term are expected to expire.

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June 7, 2024

Page Seven

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 144 and 145 of DRS Amendment No. 1.

Corporate Philosophy, page 157

21.

You state that you have joined the Pledge 1% Movement, and as such, your board of directors approved the reservation of shares of common stock that you may issue to or for the benefit of a charitable foundation established by you or other charities in equal installments over five years following this offering. As appropriate, please add risk factor disclosure related to your participation in the Pledge 1% Movement, including but not limited to disclosing, if true, that the donation of such shares may dilute shareholders’ ownership of the company’s common stock.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 71 and 165 of DRS Amendment No. 1. For clarification purposes, the Company respectfully advises the Staff that, although the shares of our common stock subject to the Pledge 1% Movement have not been issued to a specific charitable foundation, they have already been reserved under the Company’s capitalization.

Notes to Financial Statements

8. Collaboration, Option and License Agreements

Option and License Agreement with GC Cell, page F-18

22.

On page F-19 you state that you have exercised your rights to license four option candidates, one of which is AB-202, under the GC Cell license agreement. Please include a discussion with regards to the AB-202 selected product agreement or explain why a discussion is not provided.

Response: The Company respectfully advises the Staff that the Company does not believe that the AB-202 Agreement is a material contract that would be required to be disclosed in the DRS Amendment No. 1. The AB-202 Agreement relates to the Company’s AB-202 program which is currently in the preclinical development stage and not currently material to the Company (and not listed in the Company’s pipeline table). In addition, the Company is not substantially dependent on the AB-202 program, nor are the financial terms of the AB-202 Agreement currently expected to be significant to the Company’s financial condition and prospects.

General

23.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and will provide to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that has been or will be used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials have only been and will only be made available for viewing by potential investors during the Company’s presentations, and no copies have been or will be retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be submitted with, or a part of or included in, the DRS Amendment No. 1.

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June 7, 2024

Page Eight

* * *

Please contact me at (858) 550-6157 or Charles S. Kim at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s Comment Letter.

Sincerely,

/s/ Carlos Ramirez

Carlos Ramirez

cc:	Fred Aslan, M.D., President and Chief Executive Officer, Artiva Biotherapeutics, Inc.

Neha Krishnamohan, Chief Financial Officer, Artiva Biotherapeutics, Inc.

Matthew T. Bush, Latham & Watkins LLP

Anthony Gostanian, Latham & Watkins LLP

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